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                                                                 EXHIBIT (A)(14)

                              [COMPANY LETTERHEAD]

                                                                October 11, 2001

To our ADS holders:

         As you know, our Board of Directors has called a special meeting of shareholders to be held on October 24, 2001 for the purpose of considering an extraordinary dividend and a share repurchase program. The Board believes that these are attractive alternatives that would give the Board and the Company flexibility to respond to the recent tender offer by AES for the shares and ADSs of the Company. As you know, the Board has deemed this offer to be unsatisfactory and not in the best interests of its shareholders and ADS holders. The Board (except for the director appointed by AES) has unanimously recommended that the Company's shareholders and ADS holders oppose the offer.

         For these reasons, I urge you to vote in favor of the proposals put forth by the Board with respect to a dividend and share repurchase program. Both the dividend and share repurchase program would give shareholders alternatives to the AES tender offer, and at the very least, may impel AES to improve its offer. If you choose not to vote in favor of these proposals, then you would be, in effect, endorsing the AES tender offer which the Board has recommended you oppose, and depriving yourself and other shareholders of alternatives to the AES offer.

         I respectfully request that, after considering the matters carefully, you check both boxes on the proxy card sent to you by The Bank of New York in favor of the dividend and share repurchase proposals. Your vote in favor will allow the Company the flexibility to respond to the AES offer in ways designed to ensure shareholder value.

                                           Sincerely yours,


                                           By: /S/ GUSTAVO ROOSEN
                                               --------------------------
                                           Gustavo Roosen
                                           President, Chairman and
                                           Chief Executive Officer